SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of February, 2006

                        PRUDENTIAL PUBLIC LIMITED COMPANY

                 (Translation of registrant's name into English)

                             LAURENCE POUNTNEY HILL,
                            LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosures: Bonus Declaration





Embargo: 07.00am Tuesday 21 February 2006


PRU DELIVERS EXCELLENT INCREASES FOR ITS 4.5m WITH-PROFITS CUSTOMERS


- With-profits fund produces 20 per cent annual return in 2005, well ahead of its major rivals who have announced to date

-    Pru's investment performance stands 'head and shoulders above the rest'

-    With-profits payout values boosted by up to 18 per cent

- With-profits annuities income increased by up to 11 per cent for the coming year

- All Prudential endowments and an estimated 96 per cent of Scottish Amicable endowments forecast to meet repayment targets in 2006

-    GBP2.5 billion added to policy values


Prudential's 4.5 million with-profits customers are to receive increases of up to 18 per cent in their policy values after the investment giant's with-profits fund delivered an exceptional annual return of 20 per cent (before tax and charges) in 2005.

The Pru's with-profits fund, which at GBP83 billion is the UK's largest, has significantly outperformed the FTSE-100 Total Return and FTSE All-Share Total Return indices over five and 10 years and outstripped competitor funds. Its nearest major competitor delivered 17.7 per cent gross in 2005.

For the second year running, Prudential has increased year-on-year payouts across the vast majority of policies and in doing so, has raised the benchmark significantly for the with-profits reporting season.

Prudential has achieved this outstanding result due to its superior investment performance, its investment freedom which allows it to change the asset mix to reflect its views on markets, and its continued focus on maintaining the
financial health of the with-profits fund.   All of this adds up to an
exceptionally strong with-profits fund.



Ned Cazalet, Cazalet Consulting, and a leading industry commentator, said:
"Looking at the nine larger with-profits funds (CGNU Life, Clerical Medical, Commercial Union, Friends Provident, Norwich Union, Prudential, Scottish Mutual, Scottish Widows and Standard Life) that have reported to date, the underlying gross unsmoothed investment performance achieved by the Prudential's with-profit assets stands head and shoulders above everybody else - a 45 per cent cumulative return over the six calendar years from 2000 compared to an average of 20 per cent for the rest.

"Since 2000, with-profit fund assets have generally delivered better returns than equities. The 45 per cent return achieved by Prudential since the start of the decade compares to the 5 per cent total cumulative return clocked up by the FTSE All-Share index and -2.8 per cent outcome for the FTSE-100."



Excellent increases in payout values

Crucially for savers, Pru's investment success translates into increased payouts for all of its policies maturing in 2006 compared with their value 12 months ago, demonstrating the attraction of holding on to long-term investments for the full term.

Policy values on Prudence Bond increased by up to 13 per cent compared with a year ago while values on pensions rose by up to 18 per cent.

Prudential believes this is a more significant measure for policyholders as it shows the return on their policies over the last year rather than making a comparison with a product maturing a year ago which is not relevant for nearly all policyholders.

Policies in 2006 show increases compared with their position a year ago of:

-    10 year Prudence Bond (GBP10,000 single premium) up 12.7 per cent

- 15 year Personal Pension (GBP200 per month regular premiums) up 12.4 per cent

- 20 year Personal Pension (GBP200 per month regular premiums) up 18.3 per cent

- 25 year With-Profits Mortgage Endowment (GBP50 per month regular premiums based on male aged 30 at start of contract) up 16.7 per cent for Prudential and 16.1 per cent for Scottish Amicable.

Note: all figures are after deduction of tax (where relevant) and charges.


Roger Ramsden, Executive Director, Prudential UK and Europe, said: "This is a continuing and strong validation for the concept of an actively managed and well run with-profits fund which is delivering excellent returns for our investors.

"Prudential savers are enjoying the returns we are providing as a reward for maintaining their investments through the turbulence and volatility of stock markets at the start of the decade.

"We strongly believe that all with-profits funds are not the same and it's important that investors aren't led into bad investment decisions based on sweeping generalisations about the with-profits sector as a whole.

"This excellent performance, should make those who have doubted with-profits as an investment method, think again. A strong office such as Prudential has proved the worth of with-profits, demonstrating it has delivered solid and steady returns for all investors."

Mortgage endowments

Customers with mortgage endowments are also benefiting - all Prudential endowments maturing this year will meet their repayment target as will an estimated 96 per cent of Scottish Amicable policies. The average surplus is expected to be GBP3,300 and GBP2,600 respectively.

The long-term outlook for maturing mortgage endowments is also improving with a significant reduction in the number of customers who will see 'red' warning letters from Pru (down to 13 per cent) and Scottish Amicable (down to 16 per cent).

With-profits annuities

With-profits annuities (WPA) have also performed strongly with annuities income increased by up to 11 per cent for the coming year.

WPA are invested in the with-profits fund and promise to pay retirees an income for the rest of their life. Crucially, WPA generate an income stream that has the potential to grow. By contrast a fixed level annuity will not rise, so a retiree will find that the value of their annuity is gradually reduced by inflation.

Conventional annuity payments are backed by fixed-interest investments (mainly corporate bonds), so when the yield on bonds falls - as it has recently - so do annuity rates.

Conventional annuity rates are at their lowest for more than 30 years, and while these are essentially risk-free, savers who are considering a conventional annuity now will be locking themselves into these relatively low rates.

WPA, on the other hand, link the level of income to the performance of the with-profits fund, which has a mix of assets that over the longer-term gives them the prospect of income growth. The returns from these investments are paid to annuitants as bonuses, which may vary from year-to-year. Bonuses are designed to smooth the ups and downs of the investment markets.

WPA can also provide an attractive alternative to conventional annuities that are linked to inflation. Although incomes from inflation-linked annuities are guaranteed to rise in line with the Retail Price Index, the starting incomes are usually lower.

Annual bonus rates

Annual bonus rates are being maintained on all policies. When we decide on the rate of the annual bonus, the main thing we consider is the return we expect our investments to earn in the future. We hold some of this return back to enable us to pay final bonuses and maintain a flexible investment strategy.

We target annual bonuses to be a prudent proportion of the expected long-term future investment return (net of tax where relevant, and charges), and we aim to change the annual bonus rates only gradually. For the with-profits fund our expected long-term future investment return is around 8 per cent p.a. gross.

So, annual bonuses look forward and final bonuses look back. Therefore, it's the final bonus that takes into account the actual investment return over the term of the policy and it's this element of the overall return that is most likely to change year-on-year.

With-Profits Committee

Prudential established its independent With-Profits Committee - one of the first companies to do so - in January 2005 and the members have overseen the approach to, and setting of, the 2006 declaration.

Committee members are Andreas Whittam Smith, First Church Estates Commissioner and founding editor of The Independent newspaper; Michael Arnold, Head of the Life Practice at Milliman; and Jeremy Goford, a past President of the Institute of Actuaries.

The Committee assesses how the company balances the rights and interests of policyholders and shareholders in relation to its with-profits funds, and whether Prudential complies with its Principles and Practices of Financial Management.

Full details of Prudential's 2006 bonus announcement can be downloaded from:

-    www.pru.co.uk/presscentre

-    www.headlinemoney.co.uk



Or contact the Pru UK press office on:

James Murray        Tel:0207 150 2203       Mobile: 07810 181757
Anthony Frost       Tel:0207 150 3001       Mobile: 07886 967649
Steve Colton        Tel:0207 150 3136       Mobile: 07771 531525
Darragh Leeson      Tel:0207 150 2600       Mobile: 07801 856011

The information contained in Prudential UK's press releases is intended solely for journalists and should not be used by consumers to make financial decisions. Full consumer product information can be found at www.pru.co.uk


About Prudential

Prudential plc is a leading international financial services group, providing retail financial services and fund management in its chosen markets: the United Kingdom, the United States, Asia and continental Europe.

Prudential has been writing life insurance in the United Kingdom for over 150 years and has had the largest long-term fund in the United Kingdom for over a century. Today, Prudential has over 16 million customers worldwide and over GBP214 billion (as of 30 June 2005) of funds under management.

In the United Kingdom Prudential is a leading life and pensions provider offering a range of retail financial products. M&G is Prudential's UK & European Fund Manager, with around GBP126 billion of funds under management. Jackson National Life, acquired by Prudential in 1986, is a leading provider of long-term savings and retirement products to retail and institutional customers throughout the United States. Egg plc, in which Prudential has a 78 per cent shareholding, provides banking, insurance and investment products through its internet site www.egg.com.

Prudential is the leading European-based life insurer in Asia with operations in 12 countries.


*Prudential plc, a company incorporated and with its principal place of business in the United Kingdom, and its affiliated companies constitute one of the world's leading financial services groups. It provides insurance and financial services directly and through its subsidiaries and affiliates throughout the world. It has been in existence for over 150 years and has GBP214 billion in assets under management, (as at 30 June 2005). Prudential plc is not affiliated in any manner with Prudential Financial, Inc, a company whose principal place of business is in the United States of America.



Forward-Looking Statements

This statement may contain certain "forward-looking statements" with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words "believes", "intends", "expects", "plans", " seeks" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make.





                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 21 February 2006

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Jon Bunn

                                              Jon Bunn
                                              Director of Public Relations